News Release
Key Russian Government Approval Received for Kupol Construction /
Cerro Casale Update

Vancouver, April 3, 2006 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce that the Company has been notified that the Russian Federal Government’s Federal Agency of Environmental, Technical and Nuclear Supervision (known as Rosgoteknadzar in Russia) has reviewed and approved the Russian Construction Feasibility Study (known as a T.E.O.-C in Russia) for the Kupol Project. The TEO-C contains information on geology, mining, milling, tailings storage, infrastructure, civil defence measures, and environmental protection.

This approval is a key milestone in the development of the Kupol Project and was an important condition required by the lenders prior to the draw down of the $400 million Project Loan Facility arranged for the construction of the Kupol Mine. The Company intends to commence draw down of the loan later in April.

The mobilization of equipment and supplies for the construction of the Kupol Mine and milling facilities is well underway. The 2006 development and construction budget at Kupol is $140 million. The construction program will include; erecting the mill building and permanent 600 man camp and completing the runway for fixed wing aircraft. In addition, open pit mining and underground development work will begin in 2006. The mine is scheduled to commence production in mid 2008.

Based on the 2005 Feasibility Study (for details please refer to the press release dated 06/03/05) the Kupol Mine is projected to produce an average of more than 550,000 ounces of gold and 5.8 million ounces silver annually over an initial 6.5 year mine life. Using silver as an operating credit, at a spot silver price of $6.00 per ounce, the operating cash costs are projected at $47 per ounce of gold and the total cash costs are projected at $88 per ounce of gold.

Cerro Casale Project, Bema 24%, Arizona Star 25%, Placer Dome Inc. (Barrick Gold) 51%

Bema continues to work with Barrick Gold Corporation and Arizona Star Resource Corp. to reach agreement on the definitive documentation to conclude the agreement in principle announced by Bema, Arizona Star and Placer Dome on October 26, 2005, whereby Placer Dome agreed to sell its 51% interest in, joint venture company, Compania Minera Casale to Bema and Arizona Star for contingent payments. The Company hopes to complete this transaction in the next few weeks.

All dollar figures are in United States dollars.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Bema Gold Corporation trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema also trades on the London Stock Exchange’s Alternative Investments Market. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities law requirements and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.